BRF RESULTS
4Q20 | 2020


Banvit




Qualy
Qualy

Disclaimer

This presentation may contain statements that express BRF S.A. ("BRF") management's expectations, beliefs and assumptions about future events or results. Such statements are not historical facts and are based on currently available competitive, financial and economic data of the industries in which BRF operates.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", "plan", "predict", "target", "aim", "seek" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future BRF performance. The factors that might affect BRF's performance include, but are not limited to: (i) market acceptance of BRF's products; (ii) volatility related to the Brazilian economy, as well as the economies of the other countries in which BRF also has relevant operations, the financial and securities markets and the highly competitive industries BRF operates in; (iii) changes in domestic and foreign legislation and taxation, as well as in government policies related to the domestic and foreign animal protein and related markets; (iv) increasing competition from new entrants to the Brazilian and international markets; (v) ability to keep up with rapid changes in the regulatory and technological environments; (vi) ability to maintain an ongoing process for introducing competitive new products and services while maintaining the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions; and (viii) the impacts arising from the pandemic caused by COVID-19. Other factors that could materially affect BRF's results can be found in BRF's Reference Form and in the annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, particularly under the "Risk Factors" session.

All forward-looking statements in this presentation are based on information and data available as of the date they were made and BRF undertakes no obligation to update them in light of new information or future development.

This presentation does not constitute an offer to sell or a solicitation to purchase any security.

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Performance

&

Competitive Advantages

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Primo
CHICKEN BURGER
WITH SOYBEAN MISO
Sadia
NO ARTIFICIAL FLAVOURS AND COLOURING
EXCELLENT SOURCE OF PROTEIN
4 PATTIES Net Weight 420 g
*SERVING SUGGESTION

Solid **Results, with Financial Discipline**

	4Q20		2020
Net Revenue R$ million	11,474 +23.5% yoy		39,470 +18.0% yoy
Adjusted EBITDA[1] R$ million	1.587 +12.3% yoy		5,187 -2.5% yoy
Net Income[1,2] R$ million	902 +30.8% yoy		1,390 +14.6% yoy
Leverage[1]	2.73x 2.5x (2019)	Debt Maturity profile	9.9 years 4.6 Years (2019)



Qualy
vita
Qualy
Cremosa

1. Includes Covid-19 expenses; 2 Continuing operations

Solid and consistent results in the last 7 quarters

Gross Profit & Margin I (R$ million and %)


Covid-19 Costs:
R$84M – 4Q20
19.6%
8.4%
17.0%
18.9%
20.6%
25.1%
24.8%
25.5%
25.2%
21.7%
23.6%
24.6%
23.6%
26.0%
25.2%
2,895
1,379
595
1,324
1,570
1,517
2,092
2,096
2,373
2,253
1,979
2,344
1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20
Gross Profit
Gross Margin
Gross Margin ex-Covid-19

Adjusted EBITDA & Margin I (R$ million and %)


Covid-19 Costs:
R$107M – 4Q20
9.7%
5.0%
7.4%
10.2%
10.2%
18.6%
19.0%
15.2%
14.0%
11.3%
13.7%
13.2%
14.7%
14.8%
13.8%
1,587
685
356
579
843
748
1,547
1,609
1,413
1,251
1,031
1,317
1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20
Gross Profit
Gross Margin
Gross Margin ex-Covid-19

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Innovation boosting the portfolio with higher added value


Total Brazil: 84.0%¹ (+0.5 p.p. in 4Q20 vs. 2019)
3.0p.p.
1.0p.p.
-1.0p.p.
-3.0p.p.
-5.0p.p.
2 year Evolution
In Natura High Value
Cold Cuts
Margarines
Frozen
Filled Low value
Filled High value
In Natura Low Value
Contribution Margin
Higher Margin
Lower Margin
-3.0p.p.
-2.0p.p.
-1.0p.p.
0.0p.p.
1.0p.p.
2.0p.p.
1 year Evolution


Innovation Revenue in Brazil (% of total revenue)
5.6%
2020
3.3%
2019
2.7%
2018


MANDA BRASA!
Qualy

(1) Including processed and in natura high value categories *(as Na Brasa Perdigão, Assa Fácil lines, among others).*

2020 Innovation: More than **280** SKUs launched, of which 81% are of higher added value



Brazil
+139 New SKUs
International
+149 New SKUs

Undisputed leadership in all markets, with a multichannel strategy, leveraging our brands

Sadia	Perdigão	Qualy	Sadia / Banvit	Mercato
Most valuable brand in Brazil's food sector[1] US$1.77bi	**Most chosen protein brand and the one with the highest growth in penetration in the last year** [3]	**Undisputed leadership in the category[3], +4.6pp** vs. 2019 in home penetration.	**Most remembered brand in GCC** **38%** preference[4]	***"Mercato em Casa"* brand:** presence in 80% of Brazilian e-commerce
Most remembered brand[2] in 2020, +7pp vs 2019. Best index of the last 5 years.	**Second most preferred protein brand (13.6%) in Brazil** [3]	**Most remembered brand for the 15th year[2].**	**Number 1 brand in Turkey, 2nd largest in Halal market** 54% preference[4]	**Mercato Sadia: :** 1 store opening in São Paulo, planned to reach 12 stores in 2021
Consumer's protein brand preference 26.3% preference[3]	**Consumer brand with the highest growth in new buyers** [3] and with the highest growth since 2016	**Preference 5 times higher than the second player (53.4%) and growing** (+0.8pp vs 2019)[3].	**37%** market share in **GCC**[4] and **23%** market share in **Turkey**[4]	**Store in Store:** strong progress in 2020, presence in 109 stores.










MERCATO

Source: 1: Exame/Brand Finance; 2: Top of Mind Folha de São Paulo, 3: Kantar; 4: Ipsos; 5: Nielsen

Proven Competitive Advantage

Procurement capacity, logistics, operational efficiency and applied technology ensure lower costs vs. industry




Embrapa Cost
COGS/KG BRF
BRF Consolidated Price
100
105
99
105
101
99
108
106
102
113
106
121
115
113
131
122
118
162
131
123
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20


Producer Margin - Chicken
Average
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21


Producer Margin - Pork
Average
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21

Embrapa Cost – Average of chicken and pork indexes, which considers production costs; COGS/Kg BRF – Consolidated cost of product sold per kilo; BRF Price – Consolidated Price – External and Internal Market, mix, FX impact.

Resilient portfolio in case of a downtrade scenario

Highest historical spread vs. beef forequarter cuts



Beef Fore Rib vs. Whole Chicken
(Price difference – 1 kg forequarter cuts is R$11.66 more expensive than 1 kg chicken)
Beef prices skyrocketing
11.66
8.95
4.67
Beef Fore Rib vs. Pork Carcass
(Price difference – 1 kg forequarter cuts is R$7.26 more expensive than 1 kg pork)
Increased pork exports to China
Pork carcass prices skyrocketing
7.26
3.66
2.43
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21

February: Average until day February16. **Sources:** JOX; Cepea.

Chinese Market: Remaining Imbalance Between Supply and Demand



RMB/kg and Mm heads
90
80
70
60
50
40
30
20
10
0
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
Kton
jul-18
ago-18
set-18
out-18
nov-18
dez-18
jan-19
fev-19
mar-19
abr-19
mai-19
jun-19
jul-19
ago-19
set-19
out-19
nov-19
dez-19
jan-20
fev-20
mar-20
abr-20
mai-20
jun-20
jul-20
ago-20
set-20
out-20
nov-20
dez-20
jan-21
Pork Production
Sow Herd
Female hogs selected as sow
Sow herd prices
Pork Carcass price

[1] Source: Ministry of Agriculture and Rural Affairs e Bloomberg

Capital Structure

&

ESG



ZERO
Balance
ADULTOS
CARNE e VEGETAIS
1kg
ZERO
Balance
ADULTOS
FRANGO e VEGETAIS
10,1kg
Balance
ZERO
ADULTOS
CARNE e VEGETAIS
1kg
Balance
ZERO
FILHOTES
FRANGO e VEGETAIS
1kg



brf

Balance
PREMIUM ESPECIAL

Capital Structure

Net Leverage Guidance Achieved

Financial Leverage


5.97x
6.14x
3.74x
2.90x
2.50x
2.68x
2.89x
2.90x
2.73x
2.73x
15,610
15,498
13,900
13,785
13,269
15,589
15,311
14,557
14,152
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
Net Debt (R$ million)
Net Debt / LTM Adj. EBITDA
Net Debt / LTM Adj. EBITDA FX
USD/BRL (PTAX)
3.80
3.90
3.83
4.16
4.03
5.20
5.48
5.64
5.20

4Q20 vs. 3Q20

V.C., interests, derivatives and others: **-R$667**

Cash Flow from Investments: **+R$659**

Operating Cash Flow: **-R$397**

Net Debt Change: -R$405

2020 vs. 2019

V.C., interests, derivatives and others: **+R$3,590**

Cash Flow from Investments: **+R$2,397**

Operating Cash Flow: **-R$5,104**

Net Debt Change: R$883

Debt **Structure 4Q20**

Strengthened capital structure, with differentiated average debt profile and prudent liquidity management

Gross Debt
Reais (R$): 29%
Other currencies: 71%

Average Term
4Q19: 4.6 years
4Q20: **9.9 years**



11,638[1,2]
8,638
1,060
2,115
2,569
1,783
599
3,173
977
1,154
499
4,403
4,073
Reported Indebtedness
Cash and equivalents
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2050
Cash and cash equivalents
Revolving Credit Facility
Foreign currency debt
Debt BRL

Note: The debt profile and schedule only consider cross currency swaps.
1. Cash and equivalents: 50% of cash is denominated in strong currency and 50% in other currencies.
2. Includes R$3.0 billion in revolving credit facilities.

Cash Flow

Strong cash generation, resuming investments and financial discipline amid a challenging year



5,241
(709)
572
5,104
(2,462)
65
358
3,066
Reported EBITDA*
Working Capital
Taxes and others**
Operating cash flow
CAPEX with IFRS16
(Divestment) Investment
VC and debt interest/ derivatives***
Free Cash Flow

* Reported EBITDA which difference to Adjusted EBITDA is presented in page 21 of the Management Report.
* On Taxes – see Note 9 to the Financial Statements. **Includes Banvit put option and derivatives.

BRF ESG > We remain focused on sustainable actions #NossaPartePeloTodo

Recognitions & Achievements

- **B3's Corporate Sustainability Index -** 14th year.
- Inclusion in **B3's Carbon Efficient Index (ICO2)**.
- **Zero Waste** International Certification, in Turkey, for the Bandirma plant and 2 other plants in Izmir.
- **ISO Certification – 37001** – Anti-Bribery Management System.
- **Honorable mention** in **Abrasca's 2020** Award, in **Economic-Financial Analysis.**
- **Wall Street Journal Ranking** of **Sustainably Managed** Companies: **BRF was the best ranked Brazilian company.**


ISEB3

4Q20 Highlights

- The **Vice-Presidency of Institutional Relations, Reputation and Sustainability** is created.
- The **Sustainability Policy** is drawn up and disclosed.
- BRF joined forces with other 11 companies to undertake **ethnical equity** commitments and actions.
- Donation of **250,000** units of **Chester** to the **Sesc Nacional Mesa Brasil Program**.



Covid-19

- **Prevention and control**: PPEs, additional bus fleet for employees' transportation, healthcare, dining hall adequacy, testing, control of temperature, among others.
- **Donations:** food, PPE, tests, containment and prevention actions, support to research and development, incentive to vaccine production, among others.
- **Personnel:** attendance rewards, temporary workers, and overtime.
- **Other:** specialized advisory services, testing, institutional campaigns, among others.



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ESG Commitments

Sustainability as one of the strategic pillars in value generation

22 public commitments:

- Animal welfare
- Traceability
- Natural resources
- Innovation
- Diversity, among other

Follow the evolution in our website: https://www.brf-global.com/sustentabilidade



Commitments up to 2025	
Commodities	• Ensure 100% traceability of grains acquired from the Amazon and the Brazilian Cerrado until 2025
Natural Resources	• Reduce by 13% the water consumption index at BRF until 2025
Food Waste	• Promote education to reduce food waste in 50 municipalities at 10 Brazilian states until 2025
Diversity	• Reach 30% of women in leadership positions until 2025
Packaging	• Have 100% recyclable, reusable or biodegradable packages until 2025

ESG targets linked to management variable compensation

4Q20 & 2020

Closing Remarks

brf


Comer junto tem Sabor de Perdigão.
PERDIGÃO


Banvit
Sağlıklı beslenme mi?
Lezzetli yemek mi?
YÜKSEK PROTEIN DÜŞÜK YAĞ

Restructuring concluded with **superior KPIs on both operational and profitability**

Operational KPIs

Innovation Revenue in Brazil (% of total revenue)

- 2018: 2.7%
- +2.9p.p.
- 2020: 5.6%

Reduction in Losses (%)

- 2018 → 2020: 70%

Idleness Reduction (%)

- 2018 → 2020: 40%

Leadership Turnover (%)

- 2018: 28%
- -20 p.p.
- 2020: 8%

Culture [3]

Engagement level [3]

- 2018: 82.0%
- +4 p.p.
- 2020: 86.0%

Leverage

Net Leverage[1] (x)

- 2018: 5.1x
- -2.4x
- 2020: 2.7x

Average Term

Debt (Years)

- 2018: 3.0
- +6.9 years
- 2020: 9.9

Returns

Return on Invested Capital[2] (ROIC - %)

- 2018: -0.7%
- +11.7 p.p.
- 2020: 11.0%

1 Net Debt / EBITDA. 2 ROIC = EV / NOPAT, considers NOPAT = EBIT * (1-t), 3 according to Willis Towers Watson methodology

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Restructuring concluded with **higher profitability**

Profitability KPIs

Gross Profit
In R$ million

2018	Change	2020
4,868	+94.6 %	9,471

Adjusted EBITDA
In R$ million

2018	Change	2020
2,462	+110.7%	5,187

Net Results Consolidated
In R$ million

2018	Change	2020
-4,466	+R$ 5,856	1,390

Gross Profit
Margin (%)

2018	Change	2020
16.1%	+7.9 p.p.	24.0%

Adjusted EBITDA
Margin (%)

2018	Change	2020
8.2%	+5.0 p.p.	13.1%

Net Results Consolidated
Margin (%)

2018	Change	2020
-14.8%	+18.3 p.p.	3.5%

2030 Vision: Estimated investments of R$ 55 bn, while keeping financial discipline with net leverage below 3.0x



Accelerated Growth with Investments
Net revenue of ~R$ 65bi
2.0x EBITDA (2020)
Footprint diversification
Pork and ready meals in Brazil
PET
2021-2023
Strong Cash Generation with Value Added
NOR & EBITDA
2.5x (2020)
FCF
Value Added >45%
Growth NOR > 60%
2024–2026
Leadership with Sustainable Returns
>3.5x EBITDA 2020
NOR > R$ 100bi
Consistency Margins: >15%
Net margin to reach ~6%
ROIC ~16%
Value Added Portfolio
>70%
2027–2030

Notes: 4Q20 Adjusted LTM EBITDA of R$5,013M

Q&A



·SPECIALE·
A SADIA FAZ,
VOCÊ DÁ SEU TOQUE SPECIALE
Sadia

brf

OUR PROPOSE: A BETTER LIFE

Supplying increasingly high-quality, tasty and practical food products to people around the world. We achieve this by sustainably managing a dynamic, extensive and complex value chain that helps to make life better for everyone, from farm to table.


PARA O LANCHE
PARA O DIA A DIA
MERCATO
Sadia
DESDE 1944
PARA O CHURRASCO
PARA O DIA A DIA
PARA FEIJOADA
PARA O DIA A DIA
Sadia

BRF RESULTS
4Q20 | 2020

For more information about BRF visit:
brf-global.com

IR Contacts:
+55 11 2322 5377
acoes@brf-br.com